INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

The unaudited consolidated financial statements, and accompanying notes to the financial statements, for the period ended March 31, 2006, have not been reviewed by the Company’s auditors.

Suite 510, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285 Facsimile: 604.684.8887 Toll Free: 1.800.789.ATNA email: atna@atna.com www.atna.com

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ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,280,791	$10,201,409
Investments	10,694,640	5,623,470
Marketable securities (Note 3)	343,978	493,405
Accounts receivable	119,401	99,418
Prepaid expenses	48,795	59,968

	15,487,605	16,477,670

DEPOSITS FOR RECLAMATION (Note 4)	527,758	527,758

MINERAL PROPERTIES (Note 5)	17,833,208	16,652,809

EQUIPMENT	888,328	87,964

	$34,736,899	$33,746,201

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$940,089	$1,479,305

ASSET RETIREMENT OBLIGATION (Note 4)	247,000	247,000

	1,187,089	1,726,305

SHARE CAPITAL (Note 6)	60,452,654	51,286,111

SPECIAL WARRANTS	-	8,736,833

CONTRIBUTED SURPLUS (Note 6(g))	1,370,368	860,566

DEFICIT	(28,273,212)	(28,863,614)

	33,549,810	32,019,896

	$34,736,899	$33,746,201

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 10)

SUBSEQUENT EVENTS (Note 11)

ON BEHALF OF THE BOARD:

“William J. Coulter”  “David H. Watkins”
William J. Coulter, Director David H. Watkins, Director

See accompanying notes to the financial statements

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ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
(Unaudited)
	For the Three Months Ended
	March 31,	March 31,
	2006	2005

EXPENSES
Investor relations	$83,258	$126,855
Wages and benefits	247,493	7,889
Consultants fees	5,450	17,500
Office and miscellaneous	39,363	48,384
Stock-based compensation expense (Note 6(e))	528,595	10,355
Legal and audit	46,432	27,454
Exploration and business development	12,921	15,714
Rent and services	17,521	18,549
Insurance	12,675	-
Listing and transfer agent fees	40,714	22,841
Amortization	5,102	7,892
	(1,039,524)	(303,433)

OTHER INCOME (EXPENSES)

Investment and miscellaneous income	134,691	59,892
Foreign exchange gain (loss)	(21,358)	(5,784)
Loss on disposal of equipment	-	(1,207)
Gain on sale of marketable securities	1,652,608	308,000
Write down of marketable securities	-	(43,250)
Resource properties written-off (Note 5)	(136,015)	-

INCOME FOR THE PERIOD	590,402	14,218

DEFICIT, BEGINNING OF PERIOD	(28,863,614)	(27,359,778)

DEFICIT, END OF PERIOD	$(28,273,212)	$(27,345,560)

BASIC AND DILUTED GAIN PER SHARE	$0.01	$0.01

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	60,787,026	30,351,700

See accompanying notes to the financial statements

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ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited)
	March 31,	March 31,
	2006	2005

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Income for the period	$590,402	$14,218
Less: non-cash items
Amortization	5,102	7,892
Marketable securities written-down	-	43,250
Gain on sales of marketable securities	(1,652,608)	(308,000)
Loss on sale of asset	-	1,207
Resource properties written-off	136,015	-
Stock-based compensation expense	528,595	10,355
	(392,494)	(231,078)

Net change in non-cash working capital items
Investments	(5,071,170)	-
Accounts receivable	(19,983)	11,307
Accounts payable	(539,216)	(584,735)
Prepaid expenses	11,173	(4,521)
Reclamation bond	-	(2,909)
	(6,011,690)	(811,936)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	939,512	208,560
	939,512	208,560

INVESTING ACTIVITIES
Acquisition of resource properties	(12,647)	-
Exploration and development	(677,258)	(922,558)
Exploration recoveries and operating fees	69,993	-
Purchase of equipment	(818,306)	(1,372)
Exercise of warrants	(1,692,484)	-
Proceeds from disposal of marketable securities	2,282,262	1,032,500
	(848,440)	108,570

DECREASE IN CASH AND CASH EQUIVALENTS ANDEQUIVALENTS	(5,920,618)	(494,806)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,201,409	6,597,455

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,280,791	$6,102,649

Supplemental disclosure with respect to cash flows (Note 7)

.

See accompanying notes to the financial statements

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1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Presentation

The accompanying interim consolidated financial statements for the interim periods ended March 31, 2006 and 2005, are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the periods presented. These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the years ended December 31, 2005 and 2004.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITIES

At March 31, 2006, the Company held marketable securities with a carrying amount of $343,978 and a quoted market value of $858,485.

4.	DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $527,758 (US$452,000) (2004 - Cdn$6,950) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Pinson Property.

At March 31, 2006 the Company has recorded $247,000 as an estimated asset retirement relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson property.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

5. MINERAL PROPERTIES
During the three months ending March 31, 2006, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2005	$14,330,403	$ 721,876	$ 238,535	$ 73,973	$ 730,686	$ 47,476	$ 509,860	$16,652,809
Additions during the period:
Acquisition	-	-	-	-	12,647	-	-	12,647

Property and Development	-	-	-	-	-	-	1,833	1,833
Drilling	-	387	-	-	-	-	-	387
Permitting	-	829	-	-	-	-	-	829
Field Office	-	528	-	-	-	-	-	528
Resource Estimation	232,600		-	-	-	-	-	232,600
Drilling Support	502,892	-	-	-	-	-	-	502,892
Surface Drilling	415,959	-	-	-	-	-	-	415,959
Surface Infrastructure	(654,384)	-	-	-	-	-	-	(654,384)
Production Setup	309,227	-	-	-	-	-	-	309,227
Dewatering	60,257	-	-	-	-	-	-	60,257
Admin/Indirect Costs	490,792	-	-	-	-	-	-	490,792
Depreciation	12,840	-	-	-	-	-	-	12,840
	1,370,183	1,744	-	-	-	-	1,833	1,373,760
Additions during period	1,370,183	1,744	-	-	12,647	-	1,833	1,386,407

Cost Recoveries	-	-	(69,993)	-	-	-	-	(69,993)
Write-Offs	-	-	-	-	(136,015)	-	-	(136,015)

Balance at March 31, 2006	15,700,586	723,620	168,542	73,973	607,318	47,476	511,693	17,833,208

(a) United States

(i) Pinson Property, Nevada

The Company entered an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation, wherein the Company may acquire up to 100% interest in the Pinson Mine Property, Humboldt County, Nevada. Pursuant to the terms of the agreement, the Company earned a 70% interest in the Pinson Property by spending US$12 million in exploration and development on the property. Upon the Company acquiring a 70% interest and delivering a preliminary feasibility study, Pinson may elect to back-in to reacquire a 70% interest by spending an additional US$30 million on the project over a 3-year period, form a 70:30 joint venture with the Company; or sell its remaining 30% interest to the Company for US$15 million.

On April 6, 2006, PMC informed the Company of its intention to exercise it’s right to back-in the Pinson project. Under the terms of the agreement, PMC must spend US$30 million within three years on further exploration and development of the property, if it is to back-in to a 70% interest in the property. Thereafter, a 70% PMC/30% Atna joint venture would be formed. Atna will retain its present 70% interest if PMC fails to make the expenditure within the 3 year period.

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(i) Pinson Property, Nevada (Continued)

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(ii) Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 ‘Triple Junction’ lode claims and the 31 ‘Dixie Fork’ lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(iii) Beowawe Properties, Nevada

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada. To exercise the option, the Company has to pay to the optionor an aggregate of US$80,000 (paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling (7,140 feet drilled) on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. In consideration of a payment of US$50,000, the remaining required drilling has been reduced to 6,000 feet on or before November 6, 2006. Following exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of US$42,500 (US$42,500 paid) in cash prior to December 1, 2006 and an annual minimum royalty of US$5,000 thereafter.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty. The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 (paid) prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production. The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(iii) Beowawe Properties, Nevada (Continued)

Pursuant to an agreement dated September 21, 2005, the Company granted an option to Apolo Gold and Energy Inc. (“Apolo”) to acquire a 55% interest in the property by completing the following:

-	Issuance to the Company of 100,000 common shares of Apolo on execution of the agreement (received);
-	Issuance to the Company of 50,000 common shares or payment of US$50,000 of Apolo on the first anniversary of the agreement (US$50,000 received);
-	Incurring exploration expenditures on the property of US$1,700,000 over a four year period.

(iv) Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid). The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options were terminated subsequent to the year end.

(v) Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006. The property is subject to NSR royalties ranging from 1.5 to 2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims. The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and annual payments of US$9,000 each year thereafter. The Company may purchase the property and the production royalty at any time for US$375,000.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(v) Jarbidge Properties, Nevada (Continued)

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty. Fifty percent (50%) of the production royalty may be purchased for US$2 million. The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (an initial payment of US$5,000 was paid upon signing on February 4, 2005 and US$5,000 was paid during 2005). Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold. To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $1,500 was paid upon signing on February 4, 2005). Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

(vi) Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(vii) Lone Pine Property, Arizona

The Company purchased a 100% interest in the three potential claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000), comprising the Lone Pine property by making a cash payment of US$100,000.

(b) Canada

(i) Wolf Property, Yukon

The Company holds a 65.6% interest in 18 mineral claims; due to a lack of recent exploration work conducted on the claims, at December 31, 2004 the Company wrote its interest in the Wolf property down to a nominal amount.

(ii) Marg Property, Yukon

The Company purchased a 2/3 joint venture interest in the Marg property by making a cash payment of $250,000. Cameco Corporation was the owner of the remaining 1/3 interest.

During 2004, the Company purchased Cameco’s stake in the Marg joint venture by making a cash payment of $80,000. On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making total cash payments of $600,000 ($200,000 received) and issuing 400,000 common shares (266,666 shares received) to the Company on or before December 8, 2007.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

5. MINERAL PROPERTIES (Continued)

(b) Canada (Continued)

(iii) Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

(iv) White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.

(c) Chile

(i) Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty. A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

6. SHARE CAPITAL

(a) Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued

	No. of Shares	Amount

Balance as at December 31, 2005	55,429,067	$51,286,111

Issued for cash
Private placement, net of issue costs (Note 6 (c)	7,450,000	8,731,776
Exercise of warrants	399,745	340,350
Exercise of options, for cash	280,000	75,625

Issued for other consideration
Exercise of options, for stock-based compensation	-	18,792
Balance as at March 31, 2006	63,558,812	$60,452,654

(c) Private Placements

On February 2, 2006, the Company completed a special warrant brokered private placement for the issuance of 7,450,000 common shares at a price of $1.35 per share for gross proceeds of $10,057,500. The agents received a 6.5% cash commission of $653,737 and 521,000 agents’ warrants to acquire 521,000 shares of the Company at a price of $1.55 per share until December 16, 2006. The Company incurred cash share issuance costs in the amount of $66,454 in connection with the private placement and recorded the fair value of the agents warrants at $605,532.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

6. SHARE CAPITAL (Continued)

(d) Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, approved by the shareholders on April 14, 2005, the Company may grant stock options for the purchase of up to 5,000,000 common shares. Vesting of stock options is made at the discretion of the Board of Directors at the time the options are granted. At March 31, 2006, the Company had stock options outstanding for the purchase of 2,755,000 common shares, with an average remaining contractual life of 1.92 years, of which 2,078,750 stock options were exercisable at March 31, 2006.

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2005	2,145,000	$0.52

Exercised	(280,000)	0.27
Granted	890,000	2.01

Outstanding at March 31, 2006	2,755,000	$1.02

The following summarizes the stock options outstanding at March 31, 2006:

Number of Shares	Exercise Price	Expiry Date
200,000	$0.250	June 16, 2006
350,000	0.500	January 9, 2007
275,000	0.325	April 20, 2007
40,000	0.450	July 5, 2007
200,000	0.590	February 8, 2008
775,000	0.700	April 18, 2008
25,000	0.700	May 31, 2008
890,000	2.01	January 30, 2009

2,755,000

(e) Stock-Based Compensation

During the period ended March 31, 2006, the Company granted stock options to acquire up to an aggregate of 890,000 (2005 - 250,000) common shares at an exercise price of $2.01 (2005 - $0.59) per share.

During the period ended March 31, 2006, the Company recorded a stock-based compensation expense of $528,595 based on the fair value of options vested during the period. The stock-based compensation expense was calculated using the Black-Scholes Option Pricing Model.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

6. SHARE CAPITAL (Continued)

(e) Stock-Based Compensation (Continued)

The fair value of stock options used to calculate compensation expense and the fair value of agents’ warrants is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at March 31, 2006:

	2006	2005

Risk-free interest rate	2.28%	2.28%
Expected dividend yield	-	-
Expected stock price volatility	50% to 66%	50% to 65%
Expected option life in years	1 to 3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(f) Warrants

At March 31, 2006, the Company had outstanding warrants to purchase an aggregate of 547,755 common shares as follows:

Exercise	Expiry	Outstanding				Outstanding
Price	Date	December 31, 2005	Issued	Exercised	Expired	March 31, 2006
$0.800	Aug 03, 2006	426,000	-	372,340	-	53,660
$1.550	Dec 16, 2006	521,500	-	27,405	-	494,095

		947,500	-	399,745	-	547,755

(g) Contributed Surplus

Amounts
Balance as at December 31,2005	$860,566
Stock-based compensation expense	528,595
Exercise of stock options	(18,793)
Balance as at March 31, 2006	$1,370,368

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

7. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2006	2005

Significant non-cash operating activities:

Operating activities
Amortization recorded in deferred property costs	$12,840	$-

Other cash flow information

Interest received	$124,192	$578

8.	RELATED PARTY TRANSACTIONS

There were no related party transactions in 2006 or 2005.

9. SEGMENTED INFORMATION

The Company’s principal operating segment is in the mineral exploration industry with assets by geographical segment as follows:

2006
Canada	$15,465,242
Chile	47,476
United States	19,224,181
$34,736,899

10. COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

11. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2006:

(a) The Company issued 44,265 common shares for proceeds of $35,866 pursuant to the exercise of warrants and issued 40,000 common shares for proceeds if $18,000 pursuant to the exercise of stock options.

(b) The Company negotiated a 20 year lease agreement with Compan࿣ia Cielo Azul Limitada (“Cielo Azul”) for the Celeste property allowing Cielo Azul to explore and develop the property. The agreement requires annual lease payments starting at US$10,000 and escalating over 3 years to US$50,000 annually. A 2.5% net smelter royalty and additional annual payments of US$50,000 will be made if the property is placed into commercial production or if the surface is used for the adjoining mining operation.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006

11. SUBSEQUENT EVENTS

(c)	The shareholders of the Company approved a new Stock Option plan at the Annual and Special Meeting of the Shareholders held on April 20, 2006.

Management Discussion and Analysis
For the Three Months Ending March 31, 2006

Description of Business and Report Date

Atna Resources Ltd. (the “Company”) is engaged in the exploration and development of gold properties primarily in the United States. The Company also has properties in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three months ended March 31, 2006, which have been prepared in accordance with Canadian generally accepting accounting principles.

Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2005 and 2004, can be viewed on SEDAR at www.sedar.com.

Highlights

•	The resource estimate at the Pinson property was updated to include new drilling up to January 2006. Results are summarized and compared to the January 2005 estimate as follows:

➢
Total recalculated resource at 0.2 ounce per ton (opt) gold cutoff increased to 712,600 ounces of gold in Measured plus Indicated (M&I) categories and 1,273,000 ounces of gold in the Inferred category.

➢	The average M&I grade increased more than 30% to 0.42 opt gold from 0.32 opt gold. Inferred grade improved to 0.34 opt gold.
➢	Mineralization in M&I categories increased over 50% to 712,000 of ounces gold.
➢	Grade in upper Range Front zone increased 33% to 0.44 opt gold.
➢	Ogee zone added 215,600 ounces of M&I mineralization at an average grade of 0.65 opt gold.

•	Surface exploration during the quarter included 8,280 feet of RC drilling in 12 holes.
•	Underground work included 9,430 feet of core drilling in 23 holes, 25 feet of drift advance, and test mining in the Ogee Zone. Test mining results and rock stability conditions are being evaluated.
•
Pinson Mining Company (PMC), a wholly owned subsidiary of Barrick Gold Corporation, exercised its back-in option. PMC must spend US$30 million dollars for further exploration and development of the property within three years if it is to increase its interest to 70%, thereby reducing Atna to a 30% interest. If PMC fails to make the expenditure, Atna’s interest will remain at 70%.

Exploration Activities

Pinson Property, Nevada

During the quarter, the February 2005 resource estimate was recalculated to include drill results received up to January 2006. M&I resources increased to 712,000 ounces of gold (compared to 467,000 ounces of gold in February 2005). The average grade of those ounces increased from 0.32 opt gold to 0.42 opt gold. Ogee zone resources are mainly in M&I categories, which are well located with respect to underground infrastructure and could provide early high-grade minable material. In the upper portion of the Range Front zone (above the 4,200-foot level), mineralization in the M&I categories increased from 240,000 ounces of gold to 270,000 ounces of gold and the grade increased from 0.33 opt gold to 0.44 opt gold. No additional drilling was done the CX zone and results are unchanged from February 2005.

Ogee drilling was completed with 35 holes from underground and two surface holes. The M&I resource for the zone currently stands at 331,000 tons grading 0.650 opt gold with the zone open at depth and down plunge.

The Upper Range Front 100 foot infill drilling includes 4 holes on 50-foot offsets surrounding Hole APRF-209. Hole APRF-284, an ENE offset to 209 intersected 75 ft @ 0.65 opt gold. The hole encountered the mineralization 64 feet away from Hole 209 in a zone modeled as an intersection of a hanging wall splay with the Range Front fault. Additional infill drilling to the SW and ENE from underground will further define this zone.

Pinson Project Revised Resource Estimate
Measured and Indicated Resources (0.20 opt Au cutoff)
Area	Resource Category	Short Tons (x 1,000)	Gold Grade (opt Au)	Contained Ounces Gold (x 1,000)
Ogee Zone	Measured	201.0	0.647	130.2
	Indicated	131.0	0.654	85.4
	Measured+Indicated	331.0	0.650	215.6
Range Front Zone	Measured	176.4	0.341	60.2
	Indicated	437.9	0.479	209.8
	Measured+Indicated	614.3	0.439	270.0
CX Zone	Measured	319.0	0.300	97.0
	Indicated	427.0	0.300	130.0
	Measured+Indicated	746.0	0.300	226.0
Total Ogee, Range Front, & CX Zones	Measured	696.4	0.413	287.4
	Indicated	995.9	0.427	425.2
	Measured+Indicated	1692.3	0.421	712.6
Compared to February 2005 Estimate of M+I	Measured+Indicated	1,467.0	0.320	467.0

Pinson Project Revised Resource Estimate
Inferred Resources (0.20 opt Au cut-off)
Area	Resource Category	Short Tons (x 1,000)	Gold Grade (opt Au)	Contained Ounces Gold (x 1,000)
Ogee Zone	Inferred	17.0	0.765	13.0
Range Front Zone	Inferred	2,422.0	0.353	855.7
CX Zone	Inferred	658.0	0.280	185.0
Total Ogee, Range Front, & CX Zones	Inferred	3,097.0	0.340	1,053.7
Compared to February 2005 Inferred Estimate	Inferred	3,889.0	0.330	1,273.0

During the quarter, a total of 17,710 feet in 35 drill holes was completed and included 12 surface RC holes, and 23 underground core holes. Surface drilling was completed late February after drilling 8,280 feet into the Range Front and CXW fault targets. A total of 9,430 feet of underground diamond drilling was performed during the period. The vast majority of this drilling was completed in the Ogee zone (6,032 feet), where 15 holes were completed during the period. Four additional holes were completed into the Range Front fault (2,116 ft), and 6 into the CXW fault (1,282 ft).

A significant number of drill holes completed in the first quarter had not been assayed prior to the cut-off date in the revised resource estimate. Results were reported in the April 6, 2006 news release filed on SEDAR. The highlight of these results occurs in the Ogee drilling, which included 36 feet grading 0.55 opt gold in Hole UGOG-025 and 44 feet grading 0.68 opt gold in Hole UGOG-034. Current drilling indicates Ogee has a strike length in excess of 400 feet and a vertical extent greater than 900 feet in a steep to near vertically plunging mineralized zone. Assays are pending for drilling in mineralization in the CX-West fault zone and Range Front.

Approximately 25 feet of drift advance was completed in the Ogee zone during the quarter. Test mining of the Ogee Zone was completed in the south rib of the 4800 Level to test ground conditions and to collect a 300 ton bulk sample for future metallurgical work and processing. Average grade of muck samples from the oxidized material was 0.618 opt gold (average of 7 samples). Mining activities were suspended during the first quarter pending PMC’s decision on exercising its back-in right.

PMC informed the Company on April 6th, 2006 of its intention to exercise it’s right to back-in to the Pinson project. Under the terms of the agreement, PMC must spend US$30 million within three years on further exploration and development of the property, if it is to back-in to a 70% interest in the property. Thereafter, a 70% PMC/30% Atna joint venture would be formed. Atna will retain its present 70% interest if PMC fails to make the expenditure within the 3 year period.

Celeste Project, Chile

The Company negotiated a 20 year lease agreement with Compan࿣ia Cielo Azul Limitada (“Cielo Azul”) for the Celeste property allowing Cielo Azul to explore and develop the property. The agreement requires annual lease payments starting at US$10,000 and escalating over 3 years to US$50,000 annually. A 2.5% net smelter royalty and additional annual payments of US$50,000 will be made if the property is placed into commercial production or if the surface is used for the adjoining mining operation. The Celeste property in Chile is located adjacent to the Cerro Negro copper deposit in Chile, which is a small scale producing property with significant potential for expansion. Celeste covers the strike extension of the Cerro Negro mineralized structures and itself has a number of occurrences of copper mineralization.

Results of Operations

Three months ended March 31, 2006 compared to three months ended March 31, 2005

The Company incurred acquisition and exploration expenditures of $1,386,407 (2005 - $942,558) of which $1,370,183 were attributed to the Pinson project. The Company received recoveries of $69,993 (2005 - $20,000) on the Beowawe project, Nevada, and incurred a write-off of $136,015 (2005 - Nil) on the Sno project, Nevada.

General and administrative expenses of $1,039,524 (2005 - $303,433) represented an increase of $736,091 over the previous period. General and administrative expenses of note included an increase in wages and benefits and a $518,240 increase in stock-based compensation. Other items included the gain on the sale of marketable securities and the write-off of resources properties.

Wages and benefits of $247,493 (2005 - $7,889) represented an increase of $239,604 over the previous period. The increase was as a result of an increase in salaries and the granting of bonuses to management and employees. The increase was also as the result of a change in the allocations in reporting salaries and wages from the previous period.

Stock-based compensation expenses of $528,595 (2005 - $10,355) represented an increase of $518,240 which was as a result of a greater number stock options at a higher price having been granted during the current period.

The gain on sale of marketable securities of $1,652,608 (2005 - $308,000) represents an increase of $1,344,608 which was as a result of the gain on sale of Yukon Zinc Corp. and Pacific Resources Corp. shares during the current period.

A write-off of $136,015 (2005 - Nil) was incurred on the Sno project, Nevada.

Interest income of $134,691 (2005 - $59,892) represented an increase of $74,799 over the previous period which was as a result of having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

Summary of Quarterly Results

The following are the results for the eight most recent quarters, commencing with last quarter for the three months ending on March 31, 2006:

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS       FORM 51-102F
For the Three Months Ended March 31, 2006

Three months ended	Mar-06	Dec-05	Sep-05	Jun-05
Total Revenues	Nil	Nil	Nil	Nil
General and administrative expenses	1,039,524	523,513	361,123	343,901
Loss (gain) for the period	(590,402)	597,066	229,749	362,803
Basic and diluted loss per share	0.01	0.03	0.01	0.01
Total assets	34,736,899	33,746,201	22,098,941	15,087,814
Exploration expenditures	1,180,399	4,473,231	4,837,487	1,893,278

Three months ended	Mar-05	Dec-04	Sep-04	Jun-04
Total Revenues	Nil	Nil	Nil	Nil
General and administrative expenses	309,217	342,188	232,024	229,190
Loss for the period	14,218	2,245,620	395,544	1,569,304
Basic and diluted loss per share	0.01	0.15	0.07	0.05
Total assets	13,906,562	14,258,164	11,795,334	11,918,507
Exploration expenditures	922,558	2,118,430	1,009,437	213,288

Quarterly results can vary significantly depending on whether the Company realizes any gain or loss on sale of its investments, abandons or writes down properties, incurs gains or losses on foreign exchange, or grants stock options. See “Results of Operations”.

Liquidity and Capital Resources

At March 31 2006, the Company had cash, cash equivalents and investments totaling $14,975,431 (2005 - $6,102,649) and working capital of $14,547,516 (2005 - $7,695,054). The Company’s exploration expenditures for the year will be reduced as a result of the decision by Pinson Mining Company to back-in on Pinson project. As a result, the Company expects to have adequate working capital for property maintenance requirements and administrative overhead for the next 12 months.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Related Party Transactions

During the quarter, the Company had no related party transactions.

Financing and Investing Activities

During the quarter, 7,450,000 special warrants which were issued in December 2005, were converted to 7,450,000 common shares pursuant to acceptance of the Company’s prospectus by regulatory authorities. The Company received proceeds in the amount of $340,350 pursuant to the exercise of 399,745 share purchase warrants and $75,625 pursuant to the exercise of 200,000 stock options. The Company received $1,213,927 from the sale of Yukon Zinc Corporation shares and $438,861 from the sale of Pacifica Resources Ltd. shares.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS       FORM 51-102F
For the Three Months Ended March 31, 2006

The Company incurred acquisition and exploration expenditures of $1,386,407 (2005 - $942,558) of which $1,370,183 were attributed to the Pinson project.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at March 31, 2006	63,558,812	n/a	n/a
Issued after March 31, 2006	84,265	$0.80/$1.55	n/a
Employees Stock Options	2,715,000	$0.25 - $2.01	Jun 16/06 - Jan 30/09
Warrants	503,490	$0.80 - $1.35	Aug 3/06 - Dec 16/06
Fully diluted at May 9, 2006	66,861,567	n/a	n/a

Forward-Looking Statements

This Interim Management Discussion and Analysis (“MD&A”) is an update of the Company’s MD&A for the year ended December 31, 2005. Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of May 9, 2006 (the “Report Date”), and readers are advised to consider such forward-looking statements in light of the risks set out below.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.
Risks and Uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic.

The junior resource market, where the Company raises its funds, is volatile and there is no guarantee that the Company will be able to raise funds as it requires them. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Outlook

The Company has been advised by PMC that PMC is developing a program for further exploration and development of the Pinson project. The Company is presently downsizing staff involved with the property and managing transition issues to hand over operation of the property to PMC. PMC will carry the full burden of the next US$30 million to be spent on the property, unless they change their present decision. Atna is therefore unlikely to have any further capital requirements to maintain its interest in the Pinson property for at least two years. Atna will closely monitor progress of work at Pinson and will retain capability to resume as operator of the property in the event that PMC decides not to follow through with the expenditure of the full US$30 million. Atna has full access to data from the property and PMC is governed by routine reporting requirements under the agreement between the companies.

A core team of key Atna employees will change focus from Pinson to the pursuit of other growth opportunities. The Company’s primary objective continues to be the building of a successful gold exploration and mining enterprise. This will be accomplished by:

•	Exploring the portfolio of gold exploration prospects held by Atna in Nevada.
•	Exploring, evaluating, and acquiring additional gold exploration prospects and properties.
•
Reviewing and pursuing merger and acquisition opportunities with strategic partners or with companies that have gold properties with potential for rapid advancement to feasibility and/or profitable mining operations.

The company has a healthy treasury and has no immediate requirement for additional capital to finance its activities. Assets, including Pinson and the royalty on the Wolverine property, have the possibility of generating significant cash flow within less than a three year time frame.

Subsequent Events

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2006:

(a) The Company issued 44,265 common shares for proceeds of $35,866 pursuant to the exercise of warrants and issued 40,000 common shares for proceeds of $18,000 pursuant to the exercise of 40,000 stock options.

(b)
The Company negotiated a 20 year lease agreement with Compan࿣ia Cielo Azul Limitada (“Cielo Azul”) for the Celeste property allowing Cielo Azul to explore and develop the property. The agreement requires annual lease payments starting at US$10,000 and escalating over 3 years to US$50,000 annually. A 2.5% net smelter royalty and additional annual payments of US$50,000 will be made if the property is placed into commercial production or if the surface is used for the adjoining mining operation.

(c)	The shareholders of the Company approved a new Stock Option plan at the Annual and Special Meeting of Shareholders held on April 20, 2006.